Exhibit 97.1
Clawback Policy

Background
ArcelorMittal (the “Company”) is listed on several stock exchanges, including the New York Stock Exchange (“NYSE”). Therefore, the Company is considered a “foreign private issuer” in the United States and is required to publish, in addition to its statutory annual report, an annual report on Form 20-F, which is filed each year with the U.S. Securities and Exchange Commission (the “SEC”). As such, ArcelorMittal is subject to (a) the U.S. Sarbanes-Oxley Act of 2002, as amended, in particular Section 304 thereof and (b) Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended (“Rule 10D-1”).

On 22 February 2023, NYSE submitted proposed new rules implementing Rule 10D-1 and subsequently proposed amendments to such rules on 5 June 2023. The SEC approved the NYSE’s proposed clawback rules on 9 June 2023. The NYSE adopted rules requiring NYSE-listed companies (including foreign private issuers) to adopt clawback policies in line with its listing standards (i.e., “no fault” clawback policies that meet strict recovery standards) by 1 December 2023. Under the Company’s revised rules, the clawback policy will apply to all Executive Officers (as defined below) as of 1 December 2023. Further, under Section 303.A.14 of the NYSE Listed Company Manual, which implements Rule 10D-1 (together, the “Clawback Rules”), the Company must recover erroneously awarded Incentive-based Compensation (as defined below) Received1 from current and former Executive Officers on or after 2 October 2023 in the event that the Company is required to prepare an Accounting Restatement (as defined below) within a lookback period of the three completed fiscal years preceding the date on which ArcelorMittal is required to prepare an Accounting Restatement. The recovery of such compensation applies regardless of whether an Executive Officer engaged in misconduct or otherwise caused or contributed to the requirement of an Accounting Restatement.

Under Section 304, the SEC may seek to recover compensation to be “clawed back” from a company’s current and former executive officers in the event it has to prepare an accounting restatement due, as a result of misconduct, to any material non-compliance with a financial reporting requirement under the U.S. securities laws.

Under this Clawback Policy, the Company may recover, with or without cause, any Incentive-based Compensation Received by such individual, where “Incentive-based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure and “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall for purposes of this Clawback Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure (i) includes “non-GAAP” financial measures for purposes of Regulation G of the Exchange Act, as well as other measures, metrics and ratios that are not non-GAAP measures; and (ii) need not be presented within the Company’s financial statements or included in a filing with the SEC.

1 “Received”, with respect to any Incentive-based Compensation, means deemed receipt and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the Financial Reporting Measure is achieved, even if the Incentive-based Compensation continues to be subject to the service-based vesting condition

Persons subject to the Clawback Policy
This Clawback Policy applies to any individual who is or was an “Executive Officer” as determined by the Appointments, Remuneration and Corporate Governance Committee in accordance with the definition of “executive officer” as set forth in the Clawback Rules2 and any other senior executive, employee or other personnel of the Company who may from time to time be deemed subject to the Clawback Policy by the Appointments, Remuneration and Corporate Governance Committee. For the avoidance of doubt, the Appointments, Remuneration and Corporate Governance Committee has full discretion to determine which individuals in the Company shall be considered an “Executive Officer” for purposes of this Clawback Policy, and the Clawback Policy applies to all Executive Officers regardless of whether or not such Executive Officer is aware of his or her status as such. In accordance with the Clawback Rules, the Appointments, Remuneration and Corporate Governance Committee, has adopted this revised Clawback Policy that applies to the Executive Officers of ArcelorMittal, each defined for the purposes hereof as an “Executive Officer”
.
Definition of compensation subject to recovery under the Clawback Policy
The Incentive-based Compensation that is subject to this Clawback Policy is, with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation, all Incentive-based Compensation Received by such individual (i) on or after 2 October 2023, (ii) after beginning service as an Executive Officer, (iii) while the Company has a class of securities listed on the NYSE, another national securities exchange or a national securities association in the United States; and (iv) during the Recovery Period (as defined below).

The amount of Incentive-based Compensation that is subject to recovery under this Clawback Policy is the amount Received that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid (“Erroneously Awarded Compensation”). For Incentive-based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement (i) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE. The Appointments, Remuneration and Corporate Governance Committee is authorized to engage, on behalf of the Company, any third-party advisors it deems advisable in order to perform any calculations contemplated by this Clawback Policy.

Recovery Period
The relevant recovery period for this Clawback Policy is the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below) and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years (the “Recovery Period”).
The “Restatement Date” is defined as the earlier to occur of:
2 The Clawback Rules define an executive officer as: the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Executive officers of the issuer's parent(s) or subsidiaries are deemed executive officers of the issuer if they perform such policy making functions for the issuer. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this section would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b) (i.e., those executive officers identified by the Company in its Form 20-F).

- the date ArcelorMittal (the Board of Directors, a committee of the Board of Directors or, if applicable, any officer or officers of ArcelorMittal authorized to take such action) concludes, or reasonably should have concluded, that it is required to prepare an Accounting Restatement, or;
- the date a court, regulator or other legally authorized body directs ArcelorMittal to prepare an Accounting Restatement.

Triggering events
Under the Clawback Policy, ArcelorMittal must recover reasonably promptly erroneously paid Incentive-based Compensation in the event it is required to prepare an accounting restatement due to the material noncompliance of ArcelorMittal with any financial reporting requirement under the U.S. securities laws, including any required accounting restatement to correct an error in a previously issued financial statement that is material to the previously issued financial statement, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”).

Restatements not triggering a Clawback:
For the avoidance of doubt, a restatement of the Company’s financial statements due to any of the following changes would not trigger application of this Clawback Policy:
- retrospective application of a change in accounting principle.
- retrospective revision to a reportable segment due to a change in the structure of an issuer’s internal organization.
- retrospective reclassification due to a discontinued operation.
- retrospective application of a change in reporting entity, such as from a reorganization of entities under common control.
- retrospective adjustment to provisional amounts in connection with a prior business combination (IFRS filers only); and -retrospective revision for stock splits, stock dividends or other changes in capital structure.

Procedure
The Board of Directors, in its sole discretion, will determine whether any Incentive-based Compensation must be recovered in accordance with this Clawback Policy. If an Accounting Restatement is required that would trigger the requirement to recover an award, then recovery is required to be made reasonably promptly, unless the conditions of paragraphs (b)(1)(iv)(A), (B), or (C) of Rule 10D-1 and the Appointments, Remuneration and Corporate Governance Committee determines that recovery would be impracticable.3
The Company may recover Erroneously Awarded Compensation through any method of recovery it deems reasonable and appropriate in its discretion based on all applicable facts and circumstances, which may include, but is not limited to: (i) requiring reimbursement of Erroneously Awarded Compensation; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) offsetting the Erroneously Awarded Compensation from any compensation otherwise owed by the Company to the Executive Officer; (iv) cancelling outstanding vested or unvested equity awards; and/or (v) taking any other remedial and recovery action permitted by applicable law, as determined by the Board of Directors.
3 The Appointments, Remuneration and Corporate Governance Committee may determine that recovery is not required if: (a) expenses related to enforcing the policy would exceed the amount to be recovered; (b) recovery would violate Luxembourg law; or (c) recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of the 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Reporting and Disclosure
The Company shall file all disclosures with respect to this Clawback Policy in accordance with the requirements of U.S. federal securities laws, including any disclosure required by applicable SEC rules.

Indemnification Prohibition
The Company is not permitted to indemnify any Executive Officer against the loss of any Incentive-based Compensation that is repaid, returned or recovered pursuant to the terms of this Clawback Policy and/or pursuant to the Clawback Rules or to pay or reimburse any Executive Officer for the cost of third-party insurance purchased by an Executive Officer to cover any such loss under this Clawback Policy and/or pursuant to the Clawback Rules. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation from the application of this Clawback Policy or that waives the Company’s right to recovery of any Incentive-based Compensation and this Clawback Policy shall supersede any such agreement. Any such purported indemnification (whether oral or in writing) shall be null and void.

Administration
Except as specifically set forth herein, this Clawback Policy will be administered by the Appointments, Remuneration and Corporate Governance Committee. Any determinations made by the Appointments, Remuneration and Corporate Governance Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Clawback Policy. Subject to any limitation under applicable law, the Appointments, Remuneration and Corporate Governance Committee may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Clawback Policy (other than with respect to any recovery under this Clawback Policy involving such officer or employee).

Interpretation
The Appointments, Remuneration and Corporate Governance Committee is authorized to interpret and construe this Clawback Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Clawback Policy. It is intended that this Clawback Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules. The terms of this Clawback Policy shall also be construed and enforced in such a manner as to comply with applicable law, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and any other law or regulation that the Appointments, Remuneration and Corporate Governance Committee determines is applicable. In the event any provision of this Clawback Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required by applicable law.

Amendment; Termination

The Appointments, Remuneration and Corporate Governance Committee may modify or amend this Clawback Policy, in whole or in part, from time to time in its discretion and shall amend any or all of the provisions of this Clawback Policy as it deems necessary, including as and when it determines that it is legally required by the Clawback Rules, or any federal securities law, SEC rule or NYSE rule. The Appointments, Remuneration and Corporate Governance Committee may terminate this Clawback Policy at any time. Notwithstanding anything in this section to the contrary, no amendment or termination of this Clawback Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate the Clawback Rules, or any U.S. federal securities law, SEC rule or NYSE rule. Furthermore, unless otherwise determined by the Appointments, Remuneration and Corporate Governance Committee or as otherwise amended, this Clawback Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Clawback Rules.

Other Recoupment Rights; No Additional Payments
The Appointments, Remuneration and Corporate Governance Committee intends that this Clawback Policy will be applied to the fullest extent permitted by applicable law. The Appointments, Remuneration and Corporate Governance Committee may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the 2 October 2023 shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Clawback Policy. Executive Officers shall be deemed to have accepted continuing employment on terms that include compliance with the Clawback Policy, to the extent of its otherwise applicable provisions, and to be contractually bound by its enforcement provisions. Executive Officers who cease employment or service with the Company shall continue to be bound by the terms of the Clawback Policy with respect to Incentive-based Compensation that is subject to this Clawback Policy. Any right of recoupment under this Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to the Company. To the extent that an Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Clawback Policy, as determined by the Appointments, Remuneration and Corporate Governance Committee in its sole discretion. Nothing in this Clawback Policy precludes the Company from implementing any additional clawback or recoupment policies with respect to Executive Officers or any other service provider of the Company. Application of this Clawback Policy does not preclude the Company from taking any other action to enforce any Executive Officer’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to any Executive Officer.

Approved by the Appointments, Remuneration and Corporate Governance Committee on behalf of the Board of Directors 1 December 2023